U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated February 4, 2004, relating to the announcement of earnings results for the fourth quarter 2003 and annual earnings results for the year ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 6, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports Q4 Earnings; Posts Record Consolidated Revenues and Earnings for 2003

2003 Revenues Hit 48.09 billion Yen (US $454 million); Fourth Quarter sales and net income up 14% and 58% respectively

Tokyo, Japan—February 4, 2004—Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the fourth quarter 2003, and consolidated annual earnings results for the year ended December 31, 2003 (both U.S. GAAP).

Trend Micro posted consolidated net sales of 13.39 billion Yen (or US $126 million, based on an exchange rate of 106 JPY=1USD) and operating income of 5.25 billion Yen (or US $50 million) for the fourth quarter of 2003. These figures reflect increases of 14% in net sales and 18% in operating income compared with the same period a year ago. Net income increased 58% in the fourth quarter compared to the same period a year ago. Growth for the quarter came mainly from Europe at 24%, Asia-Pacific at 20% and North America at 16%.

Net sales for 2003 surpassed previous years at 48.09 billion Yen (or US $454 million), reflecting an increase of 12% from 2002. Operating income was 15.2 billion Yen (or US $143 million), up 9% from 2002. Net income was 9.3 billion Yen (or US $87.3 million), up 20% from 2002. The company plans to pay cash dividends of 1.8 billion Yen, or 14 Yen per share, for 2003. All regions worldwide experienced growth in 2003 and enterprise products and solutions comprised almost 80% of total revenues for the year.

“In 2003 we delivered several new products and services, forged key alliances, and won many key endorsements making Enterprise Protection Strategy and outbreak prevention a reality for our customers,” said Steve Chang, CEO and co-founder of Trend Micro, Inc. “2004 will continue to be a year of growth for Trend Micro as we build on our expertise of threat knowledge and deliver new technologies that help customers more efficiently fend off threats to their networks.”

Based on information currently available to the company, consolidated net sales for the first quarter ending March 31, 2004 is expected to be 12.2 billion yen (or US $115 million). Operating income and net income are expected to be 3.6 billion yen (or US $34 million) and 2.1 billion yen (or US $20 million), respectively.

Fourth Quarter Business Highlights

•	During the fourth quarter, Trend Micro NeatSuite™ was awarded “Editor’s Choice” for 2003 by Network Computing Magazine; PC-cillin™ Internet Security 2004 desktop product was named CNET’s “Editor’s Choice”; and Spam Prevention Service was voted among “Products You Love” by readers of Microsoft Certified Professionals Magazine.

•	Trend Micro was also honored with the Porter Prize for 2003 for achievements in the implementation of unique strategies based on innovations in products, processes, and management methodologies. Trend Micro Japan’s consumer support center was also awarded the Helpdesk Institute Team Excellence Award 2003.

•	TrendLabs™ headquarters in the Philippines achieved COPC-2000 Standards certification from the international Customer Operations Performance Center organization, making Trend Micro the first antivirus software company to achieve this certification. The TrendLabs facility in Lake Forest, California, received Support Center Practices certification in recognition of world-class support and focus on customer satisfaction. Additionally, ScanMail™ for Microsoft Exchange 2000/2003 was the first Microsoft Exchange antivirus product to be certified on Microsoft Windows 2003 Standard Edition, Enterprise Edition, and Data Center Edition, running on Exchange 2003.

•	During this period, Trend Micro introduced several new products, including: Trend Micro GateLock™ 3000 and GateLock 5000 Remote Appliances, in a partnership with NetScreen Technologies, Inc.; PC-cillin Internet Security 2004; and several specialized products designed for the small and medium business customer (released in North America). In November 2003, Trend Micro announced its collaborative efforts with Cisco Network Admission Control Program to increase security within the enterprise.

•	Notable customers won during this quarter include: Brasil Telecom, Brazil’s largest telecommunications provider; Bital, Mexico’s largest retail bank; Kohl’s Department Stores, one of the fastest growing retailers in the United States; and EMI Music, the world’s leading music publisher, headquartered in the U.K. New business has also been established with Honeywell, the U.S.-based diversified technology and manufacturing leader.

•	In their December 2003 report “Local Vendors Gain in Regional Antivirus Markets” Gartner Dataquest called Trend Micro “most global” (as measured by license revenue earned outside a company’s home country.)

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the anti-virus software industry

•	Changes in customer needs for anti-virus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for our products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com

# # #

Trend Micro, the t-ball logo, Control Manager, Gatelock, NeatSuite, PC-cillin, TrendLabs, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

Supplementary Information

1. Consolidated Balance Sheets

		(Thousands of yen)

Account	December 31, 2002	December 31, 2003
<Assets>
Current assets:
Cash and cash equivalents	47,829,821	46,718,940
Time deposits	65,722	440,323
Marketable securities	2,747,471	10,253,029
Notes and accounts receivable, trade	12,287,078	12,705,191
Allowance for doubtful accounts and sales returns	(962,037)	(1,023,734)

Inventories	363,848	77,950
Deferred income taxes	4,044,672	4,896,909
Prepaid expenses and other current assets	798,243	1,397,821

Total current assets	67,174,818	75,466,429

Investments and other assets:
Securities investments	690,732	624,778
Investment in and advances to affiliated companies	96,117	119,591
Software development costs	936,058	505,616
Other intangibles	361,028	311,756
Deferred income taxes	1,548,313	1,804,238
Other	1,086,254	734,533

Total investments and other assets	4,718,502	4,100,512

Property and equipment:
Office furniture and equipment	2,619,820	2,823,506
Other properties	1,101,268	1,038,524

	3,721,088	3,862,030
Less: Accumulated depreciation	(1,776,409)	(2,157,884)

Total property and equipment	1,944,679	1,704,146

Total assets	73,837,999	81,271,087

		(Thousands of yen)

Account	December 31, 2002	December 31, 2003
<Liabilities and shareholders’ equity>

Current liabilities:
Current portion of long-term debt	5,000,000	6,500,000
Notes payable, trade	85,035	96,204
Accounts payable, trade	1,014,215	899,508
Accounts payable, other	1,201,675	1,326,244
Withholding income taxes	183,663	490,315
Accrued expenses	1,807,241	1,984,175
Accrued income and other taxes	4,089,169	4,280,797
Deferred revenue	13,484,252	17,486,298
Other	573,068	557,050

Total current liabilities	27,438,318	33,620,591

Long-term liabilities:
Long term debt	6,500,000	—
Deferred revenue	2,188,460	3,017,105
Accrued pension and severance costs	356,044	487,409
Other	210,947	194,185

Total long-term liabilities	9,255,451	3,698,699

Shareholders’ equity:
Common stock
Authorized
-December 31, 2002 250,000,000 shares (no par value)
-December 31, 2003 250,000,000 shares (no par value)
Issued
-December 31, 2002 132,503,417 shares	7,257,060
-December 31, 2003 132,620,100 shares		7,396,194
Additional paid-in capital	13,021,554	13,165,881
Retained earnings	18,986,701	28,236,466
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	(83,877)	70,965
Cumulative translation adjustments	285,079	(500,946)

	201,202	(429,981)

Treasury stock, at cost
-December 31, 2002 820,442 shares	(2,322,287)
-December 31, 2003 1,958,647 shares		(4,416,763)

Total shareholders’ equity	37,144,230	43,951,797

Total liabilities and shareholders’ equity	73,837,999	81,271,087

2. Consolidated Statements of Income

			(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003	Increase (Decrease) %
Net sales	42,979,637	48,088,347	11.9
Cost of sales	2,353,862	3,168,467

Gross profit	40,625,775	44,919,880	10.6

Operating expenses:
Selling	15,051,702	15,360,532
Research and development	3,505,565	3,919,024
Customer support	3,857,957	4,830,660
General and administrative	4,344,433	5,656,168

	26,759,657	29,766,384

Operating income	13,866,118	15,153,496	9.3

Other incomes (expenses):
Interest income	410,245	412,635
Interest expense	(277,328)	(173,830)
Loss on sales of marketable securities	(259,293)	(65,259)
Impairment loss of securities investments	(804,661)	(7,360)
Foreign exchange gain, net	52,424	120,650
Other income (expense), net	110,778	(111,345)

	(767,835)	175,491

Income before income taxes and equity in gain of affiliated companies	13,098,283	15,328,987	17.0

Income taxes:
Current	6,938,456	7,437,576
Deferred	(1,542,750)	(1,334,998)

	5,395,706	6,102,578

Income from consolidated companies	7,702,577	9,226,409	19.8
Equity in gain of affiliated companies	11,189	23,623

Net income	7,713,766	9,250,032	19.9

Per share data:
Net income	Yen	Yen

-Basic	58.39	70.11	20.1
-Diluted	58.22	69.95	20.1

3. Comprehensive Income

		(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003
Net income	7,713,766	9,250,032

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	(191,661)	135,323
Less reclassification adjustment for losses (gains) included in net income	507,954	132,701

	316,293	268,024
Foreign currency translation adjustments	(563,794)	(786,025)

Other comprehensive income, before tax	(247,501)	(518,001)
Income tax expense related to items of other comprehensive income	(89,690)	(113,182)

Other comprehensive income, net of tax	(337,191)	(631,183)

Comprehensive income	7,376,575	8,618,849

4. Consolidated Statement of Shareholders’ Equity

		(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003
<Common stock>
Balance at beginning of period	6,833,678	7,257,060
Exercise of stock purchase warrants and stock acquisition rights	423,382	139,134

Balance at end of period	7,257,060	7,396,194

<Additional paid-in capital>
Balance at beginning of period	12,144,908	13,021,554
Tax benefit from exercise of non-qualified stock warrants	459,743	5,192
Loss on sales of treasury stock, net of tax	(6,466)	—
Exercise of stock purchase warrants and stock acquisition rights	423,369	139,135

Balance at end of period	13,021,554	13,165,881

<Retained earnings>
Balance at beginning of period	11,277,576	18,986,701
Net income	7,713,766	9,250,032
Stock issue costs, net of tax	(4,641)	(267)

Balance at end of period	18,986,701	28,236,466

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(310,480)	(83,877)
Net change during the period	226,603	154,842

Balance at end of period	(83,877)	70,965

<Cumulative translation adjustments>
Balance at beginning of period	848,873	285,079
Aggregate translation adjustments for the period	(563,794)	(786,025)

Balance at end of period	285,079	(500,946)

<Treasury stock, at cost>
Balance at beginning of period	(28,529)	(2,322,287)
Purchase of treasury stock	(2,300,224)	(2,094,476)
Sales of treasury stock	6,466	—

Balance at end of period	(2,322,287)	(4,416,763)

Total shareholders’ equity	37,144,230	43,951,797

5. Consolidated Statements of Cash Flows

		(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003
Cash flows from operating activities:
Net income	7,713,766	9,250,032
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,910,246	2,266,356
Pension and severance costs, less payments	82,007	140,661
Deferred income taxes	(1,542,750)	(1,334,998)
Loss on sales of marketable securities	259,293	65,259
Impairment of securities investments	804,661	7,360
Equity in gain of affiliated companies	(11,189)	(23,623)
Changes in assets and liabilities:
Increase in deferred revenue	5,608,143	5,036,872
Increase in accounts receivable, net of allowances	(118,016)	(446,201)
(Increase) decrease in inventories	(137,030)	278,751
Decrease in notes and accounts payable, trade	(201,989)	(52,021)
Increase in accrued income and other taxes	730,629	193,227
Decrease (increase) in other current assets	141,170	(67,898)
Decrease in accounts payable, other	(171,645)	(11,962)
Increase in other current liabilities	96,567	602,296
Increase in other assets	(361,945)	(324,879)
Other	(58,822)	87,072

Net cash provided by operating activities	14,743,096	15,666,304

Cash flows from investing activities:
Payments for purchases of property and equipment	(811,632)	(715,901)
Software development cost	(1,025,516)	(793,361)
Payments for purchases of other intangibles	(306,573)	(265,969)
Proceeds from sales of marketable securities	292,607	2,945,331
Payments for purchases of marketable securities and security investments	(1,326,512)	(10,248,908)
Proceeds from / (Payments for) time deposits	5,046	(374,601)

Net cash used in investing activities	(3,172,580)	(9,453,409)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	842,110	278,002
Tax benefit from exercise of non-qualified stock warrants	459,743	5,192
Proceeds from issuance of bonds	4,000,000	—
Purchase of treasury bonds	(4,008,800)	—
Redemption of bonds	(3,000,000)	(5,000,000)
Purchase of treasury stock, net	(2,293,758)	(2,094,476)
Other	(6,744)	—

Net cash used by financing activities	(4,007,449)	(6,811,282)

Effect of exchange rate changes on cash and cash equivalents	(515,896)	(512,494)

Net increase (decrease) in cash and cash equivalents	7,047,171	(1,110,881)
Cash and cash equivalents at beginning of period	40,782,650	47,829,821

Cash and cash equivalents at end of period	47,829,821	46,718,940

Supplementary information of cash flow:
Payment for interest expense	307,999	151,623
Payment for income taxes	5,835,904	7,102,721

For Additional Information

Mr. Mahendra Negi

Chief Financial Officer/IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

For Media and Industry Analysts Only

North America

Michael Sweeny

Tel: +1 (408) 863-6384

email: michael_sweeny@trendmicro.com

Latin America

Todd Thiemann

Tel: +1 (408) 863-6566

Email: todd_thiemann@trendmicro.com

Europe, Middle East, Africa

Anna Wright

Tel: +44 (0) 1628 400534

Email: anna_wright@trendmicro.co.uk

APAC

Amy Liu

Tel: + 886 22 376 4939

Email: amy_liu@trend.com.tw

Japan

Naomi Ikenomoto

Tel: +81-3-5334-3658, Ext 8387

Email: ikenomoto_naomi@trendmicro.co.jp

Feb 4, 2004

Report of Earning Results (Consolidated)

For Fiscal Year Ending December 31, 2003

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated Tokyo Stock Exchange 1[s]t Section
Code:	4704 Location : Tokyo
(URL http://www.trendmicro.co.jp/)

Representative:	Title Representative Director and Chief Executive Officer
Name Chang, Ming-Jang
Contact:	Title Controller, Finance & Accounting Department and General Manager, Corporate Affairs Department
Name Yuzuru Nanami (Phone: 81-3-5334-3600)

Date of the board of directors authorizing the earning results: Feb 4, 2004

1. Financial Highlights for FY 2003 (January 1, 2003 through December 31, 2003)

(1) Consolidated Results of Operations

(All figures except for per share information are rounded to millions of yen.)

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2003	48,088	11.9	15,153	9.3	15,329	17.0
FY 2002	42,980	37.2	13,866	84.5	13,098	68.9

	Net Income	Growth rate	Net income per share (basic)	Net income per share (diluted)	Return on shareholders’ equity	Net income before tax / total assets ratio	Net income before tax ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY 2003	9,250	19.9	70.11	69.95	22.8	19.8	31.9
FY 2002	7,714	75.9	58.39	58.22	22.7	18.9	30.5

(Note)

1.	Equity in gain of affiliated companies: 24 million yen ( 11 million yen in FY 2002)
2.	The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the period.
3.	Weighted average number of shares outstanding: 131,940,179 shares (132,111,467 shares in FY 2002)
4.	The percentage of net sales, operating income, net income before tax and net income are comparison to the prior fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
December 31, 2003	81,271	43,952	54.1	336.38
December 31, 2002	73,838	37,144	50.3	282.07

(Note)

Number of shares outstanding : 130,661,453 shares as of December 31, 2003

                                131,682,975 shares as of December 31, 2002

(3) Consolidated Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2003	15,666	(9,453)	(6,811)	46,719
FY2002	14,743	(3,173)	(4,007)	47,830

(4) Basis of consolidation and application of equity method:

The number of consolidated subsidiaries                 17

The number of unconsolidated subsidiaries accounted by equity method                 0

The number of affiliated companies                           3

(5) Change in the basis of consolidation and application of equity method:

The number of additional consolidated subsidiaries	2
The number of excluded consolidated subsidiaries	0
The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	1

2. Projected consolidated earnings

Projected earnings for the next quarter (January 1, 2004 through March 31, 2004)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
1st Qtr	12,200	3,600	2,100

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending December 31, 2004 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers the products of URL filtering.

The business related to anti-virus are described below.

Products related to anti-virus:

PC client products LAN server products Internet server products Other products

Trend Micro Inc. (Japan) develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc. (U.S.A.), Trend Micro Deutschland GmbH (Germany), Trend Micro(UK)Limited (UK), and Trend Micro (China) Incorporated. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc. (Japan), Trend Micro Inc. (U.S.A.), Trend Micro Korea Inc. (Korea), Trend Micro Deutschland GmbH(Germany), Trend Micro South Europe Italy S.r.l.(Italy), Trend Micro Australia Pty. Ltd.(Australia), Trend Micro do Brasil Ltda.(Brazil), Trend Micro France(France), Trend Micro Hong Kong Limited(Hong Kong), Trend Micro(UK)Limited(UK), Trend Micro Latinoamerica S.A.de C.V (Mexico), Trend Micro (China) Incorporated(China).

In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

*Trend Micro(Shanghai)Inc has changed its name to Trend Micro(China) Incorporated in 2003.

2. Management Policy and Results

Basic Group Management Policy

With a vision of “A world safe for exchanging digital information”, Trend Micro offers solutions to prevent the invasion of viruses and malicious contents into corporate networks and family PCs.

Network systems including the Internet are an integral part of corporate activities and home life. On the other hand, the methods viruses use to access computers have become more elaborate and malicious causing serious problems for network users. Furthermore, problems are arising wherein spam and bad URLs diminish the functionality and efficiency of network systems.

Against this backdrop, the needs of corporate and individual network users toward security vendors have expanded and intensified. Trend Micro’s role has approached the stage wherein the company goes beyond merely developing and selling security products but also combines services to offer a more effective security solution. Through this form of business Trend Micro is contributing to the development of a digital society in Japan and around the world.

Basic Profit Distribution Policy

In order to maintain competitiveness and to respond to changes in this volatile business environment, Trend Micro places importance on accumulating internal holdings and building a strong financial base. Accordingly, the company had chosen not to pay dividends with the exception of the commemorative dividend in fiscal 1998 when Trend Micro went public.

However, the company has enjoyed growth in income as a result of expansion of its business over the past few years. This growth has led to the company having ample internal holdings making it possible to pay dividends while still bolstering its financial position. Accordingly, Trend Micro is planning to pay dividends from this fiscal year. Initially the company plans to set 20 percent of consolidated net income as a base for the dividends. The company will decide the dividends per share in consideration of its stock repurchase plan and the retained earnings available for dividends within the limits set by the Japanese Commercial Code.

This fiscal year the company plans to pay 1,829 million yen in dividends (14 yen per share), equivalent to approximately 20 percent of the company’s consolidated net income of 9,250 million yen.

Approach Regarding Minimum Trading Unit Price

Trend Micro recognizes that retaining stock liquidity is an important issue. The current level of liquidity is not seen as a problem and the company does not consider a costly lowering of the minimum trading unit to be beneficial to all stockholders.

Trend Micro intends to review its minimum trading unit while considering the effect on share liquidity and whether it is beneficial to shareholders.

Corporate Governance

Trend Micro’s management system recognizes the importance of transparent and sound management and being able to swiftly respond to changes in the industry.

There are four members of the board in a framework that promotes swift decision-making and functionality. One of the members of the board was appointed from outside the company to bolster the monitoring capacity of the board.

On the executive side, Trend Micro conducts business in over 20 countries around the world through its subsidiaries and the management policy decisions made by the board permeate through the entire group and are reflected in actual day to day business. The company has a system wherein the board selects executives for each business division to be responsible for carrying duties.

To facilitate neutral monitoring of the management and actions of the board all four members of the board of auditors are external auditors.

In addition, Trend Micro has established a function in the Corporate Affaires Department to mange corporate governance and internal control of the overall group, with specialized persons performing management and supervision. Specific activities include the investigation of internal control environments of overseas subsidiaries, clarification and improvement of the functions of the Board of Auditors to external auditors and the Board of Directors, improvement of client credit control processes. Furthermore, in this fiscal year, the company has established a Code of Ethics to be applied to the CEO (Chief Executive Officer), CFO (Chief Financial Officer) and Regional Financial Controllers in the major regions of its group, encouraging compliance to regulations, and faithful and ethical actions in each country throughout the world. At the same time, the company is ensuring the establishment of systems in the process of the disclosure, which allow for information within the group to be gathered accurately and sufficiently and disclosed in a fair and timely manner.

Trend Micro is also listing on the NASDAQ in the U.S. and are subject to the Sabarnes Oxley Act in the U. S. and relevant NASDAQ’s corporate governance rules enacted after corporate scandals such as Enron’s Affairs, but aims further to establish internal control systems that strengthen our unique global corporate management beyond walls of time, space and culture.

Issues Facing the Company

There have been many technological advances in the world of computers and computer networking. Viruses and antivirus products have also seen several dramatic changes and it is thought that this trend will continue.

In the time when standalone computers were the norm the source of viruses was limited to floppy disks and other similar media. In a corporate network environment, viruses spread through shared files on servers and then when that network is connected to the internet email viruses and the like emerge.

Antivirus products respond to these changes in the way viruses spread and there are now products for protecting standalone PCs, network file servers and to prevent infection from viruses at the internet connection point (gateway) of a corporate network.

Recently, there have been new types of viruses emerging such as CodeRed and NIMDA in 2001 and MSBLAST, which wreaked havoc in fiscal 2003, all leading to a greater demand for new antivirus solutions. For these viruses, which single out security holes in operating systems and infect them without the user’s knowledge, the conventional method of downloading the virus pattern file then searching and removing to eliminate the virus is no longer sufficient.

As a solution to combat these new types of viruses, Trend Micro has come up with a new antivirus concept—the Trend Micro Enterprise Protection Strategy. The current version, which was completed in fiscal 2003 with independently developed technology by Trend Micro, has functions to prevent the spread of viruses such as the interception at specific ports and the stopping of specific subject lines in email and specific names of files. Furthermore there are functions, which restore changed systems and registries.

In the future it has been pointed out that advances in wireless communications technology, increased use of broadband connections and the gathering of popularity by new operating systems such as Linux are bringing about changes in the current network environment. Trend Micro realizes the importance of leading the field with independently developed product technology and new solutions to keep ahead of these changes.

On the other hand, sales and marketing divisions are expanding sales channels to small and medium size companies in North America and Europe. In addition, Trend Micro intends to bolster its sales and marketing organization in the emerging markets of China and Europe (excluding the U.K., Germany and France), which show great potential. These efforts will lead to further growth of the company.

Financial Results

With the war in Iraq and the SARS epidemic, the world economy remained unstable in fiscal 2003 affecting any real economic recovery in the world.

In the business environment of Trend Micro in the mid to long term continuous network promotion and revision of backbone systems especially for network security by companies, which is forecast to have a high priority for investment, will lead to favorable results. However, in fiscal 2003, it could not be said that capital investment including corporate investment in IT has reached the favorable level it was several years previously. The business environment of fiscal 2003 could by no means be thought of as acting as a tailwind to help the efforts of Trend Micro.

It was against this backdrop that in Japan sales of the consumer-targeted Virusbuster series and the corporate-targeted antivirus products for file servers and client PCs grew.

In North America, large-scale corporate spending on security has not fully recovered, causing difficulties during the first half of fiscal 2003. However in the English-speaking countries, where spam mail is a serious problem, sales of services and products combating this problem soared. Additionally the efforts of the sales department which pushed for the move to indirect selling through resellers began to bear fruit in the second half of fiscal 2003 increasing revenue for the year.

In Europe, antivirus products for upper hierarchy levels of the network such as gateway servers and mail servers continued to increase their sales for this semi-annual period, and sales of products for file servers and client PCs also increased as we expanded our customer segments to medium-sized enterprises.

As a result, consolidated net sales for this fiscal year amounted to 48,088 million yen (up 11.9 percent from the previous year).

Operating expenses rose from an increase in employee numbers over the entire company to 29,766 million yen (up 11.2 percent from the previous year ), resulting in a consolidated operating income of 15,153 million yen (up 9.3 percent from the previous year) and a net consolidated income of 9,250 million yen (up 19.9 percent from the previous year) for fiscal 2003.

Cash Flows

Cash flows from operating activities for this fiscal year increased by 15,666 million yen because of net income of 9,250 million yen for the period, etc., while cash flows from investing activities decreased by 9,453 million yen because of purchasing securities, etc. Cash flows from financing activities decreased by 6,811 million yen because of the redemption of our bonds, etc. As a result of adding effect of exchange rate changes, the balance of cash and cash equivalents as of end of the fiscal year 2003 amounted to 46,719 million yen decreased by 1,111 million yen from at the end of the previous fiscal year.

Forecast

In this business environment surrounding Trend Micro, change is often sudden and dramatic which makes it difficult to calculate a reliable forecast. Instead, Trend Micro announces a forecast for each quarter at the time of announcing the results of the quarter just finished.

If we found through our calculation conducted from time to time that revised projected net sales fluctuate from the most recent quarterly projection by more than 10%, or revised projected operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Forecast for the first quarter of the fiscal year 2004 (from January 1, 2004 to March 31, 2004)

Consolidated net sales	12,200 million yen
Consolidated operating income	3,600 million yen
Consolidated net income	2,100 million yen

The above figures are based on the following estimated currency rates:

Exchange Rates: USD 1=JPY 106, Euro 1= JPY 132

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

		(Thousands of yen)

Account	December 31, 2002	December 31, 2003
<Assets>
Current assets:
Cash and cash equivalents	47,829,821	46,718,940
Time deposits	65,722	440,323
Marketable securities	2,747,471	10,253,029
Notes and accounts receivable, trade	12,287,078	12,705,191
Allowance for doubtful accounts and sales returns	(962,037)	(1,023,734)
Inventories	363,848	77,950
Deferred income taxes	4,044,672	4,896,909
Prepaid expenses and other current assets	798,243	1,397,821

Total current assets	67,174,818	75,466,429

Investments and other assets:
Securities investments	690,732	624,778
Investment in and advances to affiliated companies	96,117	119,591
Software development costs	936,058	505,616
Other intangibles	361,028	311,756
Deferred income taxes	1,548,313	1,804,238
Other	1,086,254	734,533

Total investments and other assets	4,718,502	4,100,512

Property and equipment:
Office furniture and equipment	2,619,820	2,823,506
Other properties	1,101,268	1,038,524

	3,721,088	3,862,030
Less: Accumulated depreciation	(1,776,409)	(2,157,884)

Total property and equipment	1,944,679	1,704,146

Total assets	73,837,999	81,271,087

		(Thousands of yen)

Account	December 31, 2002	December 31, 2003
<Liabilities and shareholders’ equity>
Current liabilities:
Current portion of long-term debt	5,000,000	6,500,000
Notes payable, trade	85,035	96,204
Accounts payable, trade	1,014,215	899,508
Accounts payable, other	1,201,675	1,326,244
Withholding income taxes	183,663	490,315
Accrued expenses	1,807,241	1,984,175
Accrued income and other taxes	4,089,169	4,280,797
Deferred revenue	13,484,252	17,486,298
Other	573,068	557,050

Total current liabilities	27,438,318	33,620,591

Long-term liabilities:
Long term debt	6,500,000	—
Deferred revenue	2,188,460	3,017,105
Accrued pension and severance costs	356,044	487,409
Other	210,947	194,185

Total long-term liabilities	9,255,451	3,698,699

Shareholders’ equity:
Common stock
Authorized
-December 31, 2002 250,000,000 shares (no par value)
-December 31, 2003 250,000,000 shares (no par value)
Issued
-December 31, 2002 132,503,417 shares	7,257,060
-December 31, 2003 132,620,100 shares		7,396,194
Additional paid-in capital	13,021,554	13,165,881
Retained earnings	18,986,701	28,236,466
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	(83,877)	70,965
Cumulative translation adjustments	285,079	(500,946)

	201,202	(429,981)

Treasury stock, at cost
-December 31, 2002 820,442 shares	(2,322,287)
-December 31, 2003 1,958,647 shares		(4,416,763)

Total shareholders’ equity	37,144,230	43,951,797

Total liabilities and shareholders’ equity	73,837,999	81,271,087

(2) CONSOLIDATED STATEMENTS OF INCOME

			(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003	Increase (Decrease) %
Net sales	42,979,637	48,088,347	11.9
Cost of sales	2,353,862	3,168,467

Gross profit	40,625,775	44,919,880	10.6

Operating expenses:
Selling	15,051,702	15,360,532
Research and development	3,505,565	3,919,024
Customer support	3,857,957	4,830,660
General and administrative	4,344,433	5,656,168
	26,759,657	29,766,384

Operating income	13,866,118	15,153,496	9.3

Other incomes (expenses):
Interest income	410,245	412,635
Interest expense	(277,328)	(173,830)
Loss on sales of marketable securities	(259,293)	(65,259)
Impairment loss of securities investments	(804,661)	(7,360)
Foreign exchange gain, net	52,424	120,650
Other income (expense), net	110,778	(111,345)

	(767,835)	175,491

Income before income taxes and equity in gain of affiliated companies	13,098,283	15,328,987	17.0

Income taxes:
Current	6,938,456	7,437,576
Deferred	(1,542,750)	(1,334,998)

	5,395,706	6,102,578

Income from consolidated companies	7,702,577	9,226,409	19.8
Equity in gain of affiliated companies	11,189	23,623

Net income	7,713,766	9,250,032	19.9

Per share data:
	Yen	Yen
Net income
-Basic	58.39	70.11	20.1
-Diluted	58.22	69.95	20.1

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003
Net income	7,713,766	9,250,032

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	(191,661)	135,323
Less reclassification adjustment for losses(gains) included in net income	507,954	132,701

	316,293	268,024

Foreign currency translation adjustments	(563,794)	(786,025)

Other comprehensive income, before tax	(247,501)	(518,001)

Income tax expense related to items of other comprehensive income	(89,690)	(113,182)

Other comprehensive income, net of tax	(337,191)	(631,183)

Comprehensive income	7,376,575	8,618,849

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Thousands of yen)

Account	For the year ended December 31,2002	For the year ended December 31,2003
<Common stock>
Balance at beginning of period	6,833,678	7,257,060
Exercise of stock purchase warrants and stock acquisition rights	423,382	139,134

Balance at end of period	7,257,060	7,396,194

<Additional paid-in capital>
Balance at beginning of period	12,144,908	13,021,554
Tax benefit from exercise of non-qualified stock warrants	459,743	5,192
Loss on sales of treasury stock, net of tax	(6,466)	—
Exercise of stock purchase warrants and stock acquisition rights	423,369	139,135

Balance at end of period	13,021,554	13,165,881

<Retained earnings>
Balance at beginning of period	11,277,576	18,986,701
Net income	7,713,766	9,250,032
Stock issue costs, net of tax	(4,641)	(267)

Balance at end of period	18,986,701	28,236,466

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(310,480)	(83,877)
Net change during the period	226,603	154,842

Balance at end of period	(83,877)	70,965

<Cumulative translation adjustments>
Balance at beginning of period	848,873	285,079
Aggregate translation adjustments for the period	(563,794)	(786,025)

Balance at end of period	285,079	(500,946)

<Treasury stock, at cost>
Balance at beginning of period	(28,529)	(2,322,287)
Purchase of treasury stock	(2,300,224)	(2,094,476)
Sales of treasury stock	6,466	—

Balance at end of period	(2,322,287)	(4,416,763)

Total shareholders’ equity	37,144,230	43,951,797

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

		(Thousands of yen)

Account	For the year ended December 31, 2002	For the year ended December 31, 2003

Cash flows from operating activities:
Net income	7,713,766	9,250,032
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	1,910,246	2,266,356
Pension and severance costs, less payments	82,007	140,661
Deferred income taxes	(1,542,750)	(1,334,998)
Loss on sales of marketable securities	259,293	65,259
Impairment of securities investments	804,661	7,360
Equity in gain of affiliated companies	(11,189)	(23,623)
Changes in assets and liabilities:
Increase in deferred revenue	5,608,143	5,036,872
Increase in accounts receivable, net of allowances	(118,016)	(446,201)
(Increase) decrease in inventories	(137,030)	278,751
Decrease in notes and accounts payable, trade	(201,989)	(52,021)
Increase in accrued income and other taxes	730,629	193,227
Decrease (increase) in other current assets	141,170	(67,898)
Decrease in accounts payable, other	(171,645)	(11,962)
Increase in other current liabilities	96,567	602,296
Increase in other assets	(361,945)	(324,879)
Other	(58,822)	87,072

Net cash provided by operating activities	14,743,096	15,666,304

Cash flows from investing activities:
Payments for purchases of property and equipment	(811,632)	(715,901)
Software development cost	(1,025,516)	(793,361)
Payments for purchases of other intangibles	(306,573)	(265,969)
Proceeds from sales of marketable securities	292,607	2,945,331
Payments for purchases of marketable securities and security investments	(1,326,512)	(10,248,908)
Proceeds from / (Payments for) time deposits	5,046	(374,601)

Net cash used in investing activities	(3,172,580)	(9,453,409)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	842,110	278,002
Tax benefit from exercise of non-qualified stock warrants	459,743	5,192
Proceeds from issuance of bonds	4,000,000	—
Purchase of treasury bonds	(4,008,800)	—
Redemption of bonds	(3,000,000)	(5,000,000)
Purchase of treasury stock, net	(2,293,758)	(2,094,476)
Other	(6,744)	—

Net cash used in financing activities	(4,007,449)	(6,811,282)

Effect of exchange rate changes on cash and cash equivalents	(515,896)	(512,494)

Net increase (decrease) in cash and cash equivalents	7,047,171	(1,110,881)
Cash and cash equivalents at beginning of period	40,782,650	47,829,821

Cash and cash equivalents at end of period	47,829,821	46,718,940

Supplementary information of cash flow:

Payment for interest expense	307,999	151,623
Payment for income taxes	5,835,904	7,102,721

NOTES TO CONSOLIDATED FINANCIAL INFORMATION

1.	Accounting Principles, Accounting Procedures and Methods for Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“FAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The company and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the company and its subsidiaries and those in Japan are as follows. However, the approximate amount of each effect on income before income taxes under Japanese GAAP is immaterial.

(1) The Company and subsidiaries account for the retirement benefit plan in accordance with FAS No. 87 “Employers’ Accounting for Pensions”.

The difference, when FAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, the Company’s financial statement is prepared in local Japan GAAP, and following the Japan GAAP, we have amortized all the amount of difference initially in the first year of application.

(2) Disclosure of unusual profit and loss

In Japan GAAP, the loss on disposal of fixed assets is accrued in “unusual profit and loss”. We have disclosed this amount in “Other incomes (expenses)” in our financial statement.

(3) Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

2.	Summary of significant accounting policies

(1) Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries which are composed of the following 17 companies are consolidated:

Trend Micro Incorporated (Taiwan)

Trend Micro Inc. (USA)

Trend Micro Korea Inc.

Trend Micro Italy S.r.l.

Trend Micro Deutschland Gmbh (Germany)

Trend Micro Australia Pty. Ltd

Trend Micro do Brasil Ltda. (Brazil)

Trend Micro France

Trend Micro Hong Kong Limited

Trend Micro Incorporated Sdn.Bhd. (Malaysia)

Trend Micro (UK) Limited

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

Trend Micro (NZ) Limited (Newzealand)

ipTrend Incorporated (Taiwan)

Trend Micro (China) Incorporated (China)

Trend Micro (EMEA) Limited (Ireland)

Servicentro TMLA, S.A.de C.V. (Mexico)

*Trend Micro (Shanghai) Inc has changed its name to Trend Micro (China) Incorporated in 2003.

Trend Micro Incorporated Sdn.Bhd. (Malaysia) and ipTrend Incorporated (Taiwan) are in the process of liquidation.

Affiliated companies:

Equity method is applied to investments in affiliated companies, which are composed of the following 3 companies.

Soft Trend Capital Corporation (Japan)

JCN Co., Ltd (Japan)

Net STAR, Inc. (Japan)

(2) Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a separate component of shareholders’ equity.

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

(3) Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post- contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary services. Royalty revenue is represented by the fee via ‘Application service provider’ and ‘Internet service provider’ and supplementary services is represented by the services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured and it is recognized upon receipt of cash if collection is not assured.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered. At this time it depends on each transaction whether the Company or the intermediaries have either a binding purchase order or signed license agreement of their end-users. After sale, the Company may approve certain returns from intermediaries or end-users. Therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue. It is ordinary that returns from intermediaries result from holding neither a binding purchase order nor signed license agreement of their end-users. These returns primarily result from retail package sales.

(4) Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of shareholders’ equity, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

(6) Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

(7) Property and equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

(8) Goodwill and intangibles

The Company adopts FAS No.142 “Goodwill and Other Intangible Assets”. FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. Although FAS No.142 requires to perform an impairment test, the Company did not have any goodwill balances as of December 31, 2002 and December 31, 2003, respectively.

Intangibles, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the current estimated economic lives of the products, generally up to a twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

(9) Long-lived assets

The Company adopts FAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS No. 144 also modifies the accounting and reporting rules for discontinued operations.

(10) Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

(11) Advertising costs

Advertising costs are expensed as incurred.

(12) Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees.” The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”.

In December 2002, FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Further, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. From the fiscal year beginning January 1, 2002, the Company adopted this standard.

(13) Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(14) Derivative financial instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market.

The Company adopted FAS No.133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

(15) Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

(16) Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

(17) Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

(18) Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains on debt and equity securities and foreign currency translation adjustments.

(19) Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

3. Per share information (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 2002 and 2003, is as follows:

	Net income	Weighted- average shares	EPS
For the year ended December 31, 2002
	Thousands of yen	Thousands of shares	Yen
Basic EPS:
Net income available to common stock holders	7,713,766	132,111	58.39

Effect of dilutive securities:
Shares issuable from assumed exercise of stock option	—	383

Diluted EPS:
Net income for computation	7,713,766	132,494	58.22

	Net income	Weighted- average shares	EPS
For the year ended December 31, 2003
	Thousands of yen	Thousands of shares	Yen
Basic EPS:
Net income available to common stock holders	9,250,032	131,940	70.11

Effect of dilutive securities:
Shares issuable from assumed exercise of stock option	—	295

Diluted EPS:
Net income for computation	9,250,032	132,235	69.95

4. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2002 and December 31, 2003 were as follows:

		(Thousands of yen)

	December 31, 2002	December 31, 2003
Cash	46,100,465	44,032,813
Time deposits with original maturities of three months or less	1,729,356	2,686,127

	47,829,821	46,718,940

5. Marketable securities and securities investments

Cash equivalents, marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31, 2002 and December 31, 2003, were as follows:

< Available for sale: >								(Thousands of yen)

	December 31, 2002				December 31, 2003
	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value
Mutual funds	536,380	—	—	536,380	4,142,902	63,213	—	4,206,115
Debt securities	2,892,212	—	144,741	2,747,471	6,484,630	71,935	—	6,556,565

Equity securities	154,352	—	—	154,352	126,992	—	11,865	115,127

Total	3,582,944	—	144,741	3,438,203	10,754,524	135,148	11,865	10,877,807

Proceeds from sales and realized losses on sales of “available-for-sale” securities for the year ended December 31, 2002 were (Yen) 292,607 thousand and (Yen) 259,293 thousand, respectively. Proceeds from sales and realized losses on sales of “available-for-sale” securities for the year ended December 31, 2003 were (Yen) 2,945,331 thousand and (Yen) 65,259 thousand, respectively

6. Stock Option

Based on the Company’s 2000, 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK or the public.

	The end of warrant exercise period	Exercise price per share (Yen)
5 round bond with detachable warrants	June 19, 2003	7,850
6 round bond with detachable warrants	March 12, 2004	5,675
7 round bond with detachable warrants	May 28, 2004	5,760
8 round bond with detachable warrants	November 12, 2004	2,590
9 round bond with detachable warrants	April 11, 2006	3,450

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to SOFTBANK or the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2001	6,292
Granted	1,159
Exercised	(451)
Redeemed	(1,759)
Cancelled	(1)
Outstanding at December 31, 2002	5,240
Granted	—
Exercised	(50)
Redeemed	(637)
Cancelled	—
Outstanding at December 31, 2003	4,553

The grants based on 5 round, 6 round, 7 round, 8 round, and 9 round bonds with detachable warrants did not result in deferred compensation.

In July 1999, the subsidiary in the United States introduced the U.S. program of the Company’s incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company’s common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program was as follows:

Thousands of shares represented by the U.S. program
Outstanding at December 31, 2001	1,462
Granted	—
Exercised	(112)
Redeemed	—
Cancelled	—
Outstanding at December 31, 2002	1,350
Granted	—
Exercised	—
Redeemed	(1,350)
Cancelled	—
Outstanding at December 31, 2003	—

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The weighted average exercise price per share for the option which is redeemed July 2003 was (Yen) 2,980 Consequently, the grants of the option did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by subscription right
Outstanding at December 31, 2001	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2002	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at December 31, 2003	707

The grants of options to the directors and employees were accounted for under APB No. 25. The exercise price per share for the options granted of (Yen) 5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12,2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Option activity under this plan was as follows:

Thousands of shares represented by Stock acquisition rights
Outstanding at December 31, 2002	—
Granted	6,000
Exercised	(67)
Redeemed	—
Cancelled	—
Outstanding at December 31, 2003	5,933

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No. 25. The exercise price per share for the rights granted of (Yen) 2,230 issued on February 12, 2003, (Yen) 1,955 issued on May 28, 2003 and (Yen) 2,695 issued on November 14, 2003 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

Certain pro forma disclosures

In October 1995, FAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the stock options with warrants, the stock options under the U.S. program, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	(Thousands of yen, except per share data)

	For the year ended December 31, 2002	For the year ended December 31, 2003
Net income:
As reported	7,713,766	9,250,032
Pro forma net income	6,853,104	7,898,648
Net income per share:
As reported—
Basic	58.39	70.11
Diluted	58.22	69.95
Pro forma net income—
Basic	51.87	59.87
Diluted	51.72	59.73

The fair values of the stock options with warrants, the stock options under the U.S. program, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2002 and 2003; expected life of 4.0 years, volatility of 18.000% and dividend yield of 0.0% for 2002; expected life of 4.7-5.0 years, volatility of 44.870-60.240% and dividend yield of 0.48-0.66% for 2003 and the risk-free interest rate of 0.361% for options granted during the year ended December 31, 2002 and the rates of ranging from 0.160 % to 0.612% for options granted during the year ended December 31, 2003. The weighted average fair value per share of options granted above during fiscal 2002 and 2003 were (Yen) 518 and (Yen) 777-1,313 respectively.

7. Short-term borrowings and long-term debt

At December 31, 2003, the Company had unused lines of credit amounting to (Yen) 700,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

		Thousands of yen

	December 31, 2002	December 31 2003
Unsecured 2.1% bonds, due 2003 with detachable warrants	5,000,000	—

Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000

Unsecured 1.5% bonds, due 2004 with detachable warrants	1,500,000	1,500,000

Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000

Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000

Less—treasury bonds:	21,500,000	16,500,000

Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)

Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)

	11,500,000	6,500,000

Less—portion due within one year	(5,000,000)	(6,500,000)

	6,500,000	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code, restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. Losses on the repurchase transaction were (Yen) 8,800 thousand and were charged to income as other expenses for the year ended December 31, 2002. There are no repurchase transactions for the year ended December 31, 2003.

8. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who are with services for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the defined benefit pension plans for the Company and its consolidated subsidiaries is shown below:

		(Thousands of yen)

	December 31, 2002	December 31, 2003
Change in benefit obligation:

Benefit obligation at beginning of year	412,380	573,804

Service cost	106,172	183,151

Interest cost	12,514	13,951

Amendments	—	33,127

Actuarial (gain) / loss	69,241	(34,374)

Benefits Paid	(13,293)	(31,436)

Foreign currency exchange impact	(13,210)	(3,901)

Projected benefit obligation at end of year	573,804	734,322

Change in plan assets:

Fair value of plan assets at beginning of year	(57,844)	(76,947)

Actual return on plan assets	(1,388)	(1,163)

Benefits paid	13,293	—

Employer contribution	(35,393)	(23,864)

Foreign currency exchange impact	4,385	6,652

Fair value of plan assets at end of year	(76,947)	(95,322)

Funded status:

Unrecognized prior service cost	(21,080)	(51,379)

Unrecognized net actuarial loss	(118,310)	(99,901)

Unrecognized net transition obligation	(1,423)	(311)

Accrued benefit cost	356,044	487,409

Weighted-average assumptions as of December 31

	For the year ended December 31, 2002	For the year ended December 31, 2003

Discount rate	3.54%	2.47%

Expected return on plan assets	5.00%	4.00%

Rate of compensation increase	5.50%	5.11%

Components of net periodic benefit cost:

		(Thousands of yen)

	For the year ended December 31, 2002	For the year ended December 31, 2003

Service cost	106,172	183,151

Interest cost	12,514	13,951

Expected return on plan assets	(3,334)	(3,450)

Amortization of unrecognized transition obligation	1,112	1,112

Amortization of prior service cost	1,154	1,072

Recognized actuarial loss	760	4,748

Net periodic pension cost	118,378	200,584

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. However, the Company has no intention to make such a proposal. The Company does have an internal formula to determine the amounts of severance payments to corporate auditors if the Company were to make such a proposal for corporate auditors. The Company has not recorded any liabilities relating to severance payments to directors or corporate auditors as of December 31, 2002 and 2003.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

9. Income taxes

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003

Statutory tax rate:	42.1%	42.1%

Increase (reduction) in rate resulting from—

Different tax rates applied to foreign subsidiaries	(2.4)	(1.3)

State income taxes, net of federal tax	0.7	0.4

Permanent difference	2.2	1.5

Tax credit relating to Tax law applied to Parent company	—	(1.3)

Tax credit relating to Tax law applied to foreign subsidiaries	(0.9)	(1.1)

Other	(0.5)	(0.5)

Effective income tax rate	41.2%	39.8%

The significant components of deferred income tax assets at December 31, 2002 and 2003 were as follows:

		(Thousands of yen)

	December 31, 2002	December 31, 2003

Deferred tax assets:

Deferred revenue	3,298,508	4,344,292

Allowance for doubtful accounts and sales returns	460,988	319,280

Accrued enterprise tax	326,882	357,846

Accrued liabilities	236,272	257,672

Tax loss carry forward	103,467	89,674

Amortization of intangibles	343,767	509,086

Impairment of securities investments	275,500	242,676

Other	737,680	739,463

Gross deferred tax assets	5,783,064	6,859,989

Less: Valuation allowance	(190,079)	(158,842)

	5,592,985	6,701,147

10. Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense.

At December 31, 2002, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen) 7,493 thousand. At December 31, 2003, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen) 200,000 thousand and (Yen) 100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were credit balance of (Yen) 4,640 thousand. The fair value of interest rate swap arrangement and the interest rate cap arrangement are estimated based on the discounted amounts of future net cash flows.

11. Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen) 11,500,000 thousand and (Yen) 11,524,870 thousand, respectively. At December 31,2003, the carrying amount and the estimated fair value of the current portion of the long-term debt are (Yen) 6,500,000 thousand and (Yen) 6,501,522 thousand, respectively.

The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

12. Advertising costs

Advertising costs included in Operating expenses were (Yen) 2,507,735 thousand and (Yen) 2,511,704 thousand for the years ended December 31, 2002 and 2003, respectively.

13. Business Segment and Major Customer Information

The company and its subsidiaries have been specializing in the “Security software business”. Management measures profitability based on the Company’s five geographic regions: Japan, North America, Europe, Asia Pacific, and Latin America. The regions are evidence of the operating structure of Company’s internal organization.

Following is the summary of the Company’s sales and income (loss) from operations by geographic region. These figures comply with the accounting policies disclosed in Notes to consolidated financial statements. For reconciliation to the consolidated financial statements, costs and expenses associated with corporate activities are represented as “Corporate”. These corporate expenses are not considered attributable to any specific geographic region. Summarized financial information concerning the Company’s net sales and operating income (loss) by business and geographic region is as follows:

	Year ended December 31, 2002	Year ended December 31, 2003
	Thousands of yen	Thousands of yen
Net sales to external customers:
Japan	18,346,779	20,052,478
North America	9,215,591	9,633,103
Europe	9,807,095	12,138,158
Asia Pacific	4,208,527	4,809,092
Latin America	1,401,645	1,455,516

Total	42,979,637	48,088,347

Operating income (loss)
Japan	12,246,158	12,740,687
North America	5,789,640	6,067,435
Europe	4,760,862	5,606,304
Asia Pacific	626,866	857,604
Latin America	663,757	728,786
Corporate	(10,221,165)	(10,847,320)

Total	13,866,118	15,153,496

Significant customer

			(Thousands of yen)

Customer	The year ended December 31, 2002		The year ended December 31, 2003
	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	10,130,276	23.6%	9,204,071	19.1%

SOFTBANK COMMERCE has changed its name to SOFTBANK BB on January 7, 2003.

14. Deferred Revenue by Region

			(Thousands of yen)

	As of December 31, 2002		As of December 31, 2003
	Current	Non-current	Current	Non-current
Japan	6,014,966	882,416	7,921,049	1,399,596
North America	3,516,529	460,594	3,687,256	385,688
Europe	2,727,176	792,381	4,356,349	1,060,115
Asia Pacific	885,964	53,069	1,196,123	171,706
Latin America	339,617	—	325,521	—

Total	13,484,252	2,188,460	17,486,298	3,017,105

15. Leased assets

Rental expenses under operating leases for the year ended December 31 2002 and 2003 were (Yen)1,513,547 thousand, and (Yen) 1,438,801 thousand, respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at December 31, 2003 are as follows:

Thousands of yen
Year ending December 31:
2004	619,357
2005	372,620
2006	91,991
2007	6,913
2008	3,661

Total minimum future lease payments	1,094,542

16. Commitments and contingent liabilities

From the fiscal year ended December 31, 2002, the Company has launched a new service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers and may be required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)2,815 thousand and (Yen) 47,419 thousand of reserves for specific liabilities, as of December 31, 2002 and as of December 31, 2003, respectively, in connection with the Agreement that we currently deem to be probable and estimable.

17. Subsequent events

NONE

18. Status of manufacturing and actual sales

(1) Manufacturing result

			(Thousands of Yen)

Products	Period	For the year ended December 31, 2002 (From January 1, 2002 to December 31, 2002)	For the year ended December 31, 2003 (From January 1, 2003 to December 31, 2003)
PC client		59,552	114,749
LAN server		37,947	46,565
Internet server		722,162	523,026
Other products		810,344	423,589
Total		1,630,005	1,107,929

(Note)

1.	Amount is based on manufacturing cost.
2.	Consumption tax is not included in the amount above.

(2) Sales result

			(Thousands of Yen)

Products	Period	For the year ended December 31, 2002 (From January 1, 2002 to December 31, 2002)	For the year ended December 31, 2003 (From January 1, 2003 to December 31, 2003)
PC client		15,069,836	16,678,729
LAN server		5,217,980	6,805,014
Internet server		14,857,002	14,322,688
Other products		1,175,859	1,067,130
Sub-total		36,320,677	38,873,561
Other service		6,658,960	9,214,786
Total		42,979,637	48,088,347

(Note)

Quantity is omitted due to many types of products included in one product line.

February 4, 2004

Report of Earning Results (Non-consolidated)

for Fiscal Year Ended December 31, 2003

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated Tokyo Stock Exchange 1[s]t Section
Code:	4704 Location: Tokyo
(URL http://www.trendmicro.co.jp/)

Representative:	Title Representative Director and Chief Executive Officer
Name Chang, Ming-Jang
Contact:	Title Controller, Finance & Accounting Department and General Manager, Corporate Affairs Department
Name Yuzuru Nanami (Phone: 81-3-5334-3600)

Date of the board of directors meeting	February 4, 2004
Date of shareholder’s meeting	March 25, 2004

The company can distribute semi-annual cash dividends based on the Articles of corporation.
The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for FY 2003 (January 1, 2003 through December 31, 2003)

(1) Results of operations

All figures are rounded down to millions of yen.)

	Sales	(Compared to the previous year)	Operating income	Compared to the previous year	Ordinary income	Compared to the previous year
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2003	31,114	(11.9)	12,335	(19.5)	12,526	(28.3)
FY2002	27,797	(50.6)	10,321	(36.2)	9,765	(28.7)

	Net income	(Compared to the previous year)	Net income per share (Basic)	Net income per share (Diluted)	Return on shareholders’ equity	Ordinary income/total assets ratio	Ordinary income ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY 2003	7,702	(32.5)	58.38	58.25	27.0	22.7	40.3
FY 2002	5,812	(—)	43.99	43.87	24.9	19.0	35.1

(Note)

1. Number of weighted average shares outstanding:	131,940,179 shares (FY2003)
132,111,467 shares (FY2002)

2.Change in accounting principle: None

3. The percentage of sales, operating income, ordinary income and net income are compared with the prior fiscal year.

(2) Cash dividends

	Annual cash dividends per share			Total dividends (Annual)	Dividend-payout ratio	Dividend/ stockholders’ equity ratio
		As of June end	As of Dec end
	Yen	Yen	Yen	Millions of Yen	%	%
FY 2003	14.00	0.00	14.00	1,829	24.0	5.8
FY 2002	0.00	0.00	0.00	—	—	—

(3) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
FY 2003	56,962	31,589	55.5	238.19
FY 2002	53,499	25,517	47.7	192.58

(Note)

1. Number of shares issued at the end of fiscal year:	132,620,100 shares	(FY 2003)
	132,503,417 shares	(FY 2002)

2. Number of treasury stocks at the end of fiscal year:	1,958,647 shares	(FY 2003)
	820,442 shares	(FY 2002)

1. Non-consolidated Financial Statements

(1) Condensed non-consolidated balance sheets

						(Thousands of yen)

Account	Period	FY2003 (As of December 31,2003)		FY2002 (As of December 31,2002)		Net increase /decrease
		Amount	Percentage	Amount	Percentage	Amount
			%		%
(Assets)
I Current assets
1. Cash and bank deposits		29,015,289		33,449,175		(4,433,885)
2. Accounts receivable, trade	*3	7,223,897		7,156,521		67,375
3. Marketable securities		1,073,470		1,847,889		(774,419)
4. Inventories		45,269		186,610		(141,340)
5. Intercompany short-term loan receivables		82,612		283,701		(201,088)
6. Other receivables	*3	92,581		121,949		(29,368)
7. Deferred tax assets		4,132,806		3,337,271		795,534
8. Others	*3	398,971		93,835		305,135
9. Allowance for bad debt		(84,145)		(100,023)		15,878

Total current assets		41,980,754	73.7	46,376,931	86.7	(4,396,177)
II Non-current assets
1. Property and equipment	*2	526,401	0.9	637,784	1.2	(111,382)
2. Intangibles
(1)Software		495,301		818,872		(323,571)
(2)Software in progress		34,378		156,595		(122,216)
(3)Others		14,417		23,851		(9,433)

Total intangibles		544,097	1.0	999,318	1.9	(455,221)
3. Investments and other non-current assets
(1) Investments in securities		9,294,685		1,053,932		8,240,752
(2) Investments in subsidiaries and affiliates		2,225,347		2,179,137		46,209
(3) Investments in capital funds		509,651		536,380		(26,728)
(4) Investments in capital of affiliates		5,277		5,277		—
(5) Intercompany long-term loan receivables		53,853		60,299		(6,446)
(6) Claim in bankruptcy		14,616		14,616		—
(7) Security deposits		328,880		515,109		(186,228)
(8) Deferred tax assets		1,493,962		1,134,958		359,004
(9)Others		—		902		(902)
(10)Allowance for bad debt		(14,698)		(14,798)		100

Total investments and other non-current assets		13,911,576	24.4	5,485,816	10.2	8,425,760

Total non-current assets		14,982,075	26.3	7,122,919	13.3	7,859,155

Total assets		56,962,829	100.0	53,499,851	100.0	3,462,978

						(Thousands of yen)

Account	Period	FY2003 (As of December 31, 2003)		FY2002 (As of December 31, 2002)		Net increase /decrease
		Amount	Percentage	Amount	Percentage	Amount
			%		%
(Liabilities)
I Current liabilities
1. Accounts payable, trade	*3	276,381		181,140		95,241
2. Current portion of long-term debt	*4	6,500,000		5,000,000		1,500,000
3. Accounts payables, other	*3	2,395,985		2,376,445		19,539
4. Accrued corporate tax and others		3,495,000		3,223,185		271,814
5.Accrued consumption taxes		257,699		367,332		(109,633)
6. Accrued expenses		165,815		165,308		506
7. Advances received		136,885		198		136,686
8. Deposits received		40,478		16,921		23,556
9. Allowance for sales return		358,526		340,068		18,457
10.Warrants		1,930,086		2,584,009		(653,923)
11.Deferred revenue		7,921,048		6,014,965		1,906,083
12. Others		46,001		18,187		27,814

Total current liabilities		23,523,908	41.3	20,287,764	37.9	3,236,144
II Long-term liabilities
1.Long-term debt	*4	—		6,500,000		(6,500,000)
2.Deferred revenue		1,399,595		882,416		517,179
3.Allowance for retirement benefits		450,312		311,832		138,480

Total long-term liabilities		1,849,908	3.2	7,694,248	14.4	(5,844,340)

Total liabilities		25,373,817	44.5	27,982,012	52.3	(2,608,195)

(Shareholders’ equity)
I Common stock	*1,7	7,396,194	13.0	7,257,059	13.6	139,134
II Capital surplus
1. Additional paid-in capital		9,255,084	16.2	9,102,026	17.0	153,057
III Accumulated earnings
1. Legal reserve		20,833	0.0	20,833	0.0	—
2. Unappropriated retained earnings at the end of period		19,246,977	33.8	11,544,082	21.6	7,702,894
IV Valuated difference on other securities	*6	86,686	0.2	(83,877)	(0.2)	170,564
V Treasury Stock	*5	(4,416,763)	(7.8)	(2,322,286)	(4.3)	(2,094,476)

Total shareholders’ equity		31,589,012	55.5	25,517,839	47.7	6,071,173

Total liabilities and shareholders’ equity		56,962,829	100.0	53,499,851	100.0	3,462,978

(2) Condensed non-consolidated income statements

						(Thousands of yen)
Account	Period	FY 2003 (From January 1,2003 to December 31,2003)		FY 2002 (From January 1,2002 to December 31,2002)		Compared to the previous year
		Amount	Percentage	Amount	Percentage	Amount
			%		%
I Sales	*1	31,114,671	100.0	27,797,230	100.0	3,317,441
II Cost of sales	*7	2,399,583	7.7	1,890,219	6.8	509,364

Gross profit		28,715,087	92.3	25,907,011	93.2	2,808,076
III Selling, general and administrative expenses	*2,7	16,379,679	52.6	15,585,167	56.1	794,512

Operating income		12,335,408	39.6	10,321,843	37.1	2,013,564
IV Non-operating income	*3	458,501	1.5	335,531	1.2	122,970
V Non-operating expenses	*4	267,478	0.9	892,060	3.2	(624,582)

Ordinary income		12,526,431	40.3	9,765,314	35.1	2,761,117
VI Unusual gains	*5	640,000	2.1	446,215	1.6	193,785
VII Unusual losses	*6	147,473	0.5	94,485	0.3	52,987

Income before taxes		13,018,958	41.8	10,117,044	36.4	2,901,914
Corporate, inhabitant and enterprise tax		6,594,793	21.2	5,411,847	19.5	1,182,945
Income tax—deferred		(1,278,729)	(4.1)	(1,107,009)	(4.0)	(171,719)

Net income		7,702,894	24.8	5,812,206	20.9	1,890,687
Unappropriated retained earnings carried forward from the previous year		11,544,082		5,731,876		5,812,206

Unappropriated retained earnings at the end of the period		19,246,977		11,544,082		7,702,894

(3) Proposed appropriation of retained earnings

			(Thousands of yen)

Account Period	FY2003 (From January 1, 2003 To December 31, 2003)		FY2002 (From January 1, 2002 To December 31 2002 )
I Unappropriated retained earnings at the end of the period		19,246,977		11,544,082
II Profit appropriation
1. Dividends	1,829,260	1,829,260	—	—

III Unappropriated retained earnings carried forward		17,417,716		11,544,082

Significant accounting policies and practices for preparing annual financial statements

1. Accounting for evaluation of securities

(1)    Securities

Investments in affiliates and in subsidiaries

Cost basis by moving average method

Available-for-sale

Available-for-sale with market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly not to reflect to net earnings and cost of selling is determined by the moving average method).

Available-for-sale without market value:

Cost basis by moving average method

(2)    Derivatives

Market value method

(3)    Inventories

Finished goods • Raw materials • Supplies

Cost basis by moving average method

Work-in-process

Work-in-process is stated at the cost being determined by accumulated production and development cost for individual projects.

2. Depreciation and amortization method for fixed assets

(1)    Property and equipment

Declining-balance method

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by straight-line method.

Useful life of the main fixed assets are following :

Buildings : 3 – 28 years

Equipments : 2 – 10 years

(2)    Intangibles

<Software for sale>

Straight-line method over the estimated useful lives (12 months).

<Software for internal use> Straight-line method over the estimated useful lives (5 years). <Other intangibles> Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs and bond issue costs are charged to expenses when incurred.

4. Accounting policies for provisions

(1)    Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided.

The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individualy.

(2)    Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(3)    Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are expensed in the following accounting period.

5. Policy for translation of major foreign currency assets and liabilities into Yen.	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.

6. Revenue recognition policy

Revenue recognition method for Post Contract Customer Support Service.

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and is deferred as deferred revenues under current liabilities and non-current liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing annual financial statements

(1)    Consumption tax

Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2)    Accounting for stock warrants granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “other current liability (warrant)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted incentive plans of Stock Option (Subscription right method) for directors and certain employees of the Company based on pre-revised section 280-19-1 of the Business Law and section 9-1 of the Industrial Revitalization Special Measures Law and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the Business Law. The company does not recognize compensation expense for these schemes.

(3)    Accounting method for treasury stock and reduction of legal reserves

Effective from current fiscal year, the Company adopted Financial Accounting Standards No.1: “Accounting Standards for Treasury Stock and Reduction of Legal Reserves”. Adoption of this new standard had no impact on the Company’s results of operations and financial position.

(4)    Per share information

Effective from current fiscal year, the Company adopted Financial Accounting Standards No.2: “Accounting Standards for Earnings per Share” and Financial Accounting Standards Implementation Guidance No.4: “Implementation Guidance for Accounting Standards for Earnings per Share”, issued by the Accouting Standards Board of Japan. Retroactive per share information is described in the “Per Share Data” section.

Additional Information

42.05% has been usually used as the statutory tax rate for the calculation of Deferred tax assets. However, 40.69% is used for the temporally differences, which is judged to have effect of change in tax law after 2004 from current fiscal year. When comparing the results using the usual rate of 42.05%, deferred tax asset is decreased by 44,221 thousand yen, and income tax- deferred (expense) is increased by 44,175 thousand yen.

Notes

(Non-consolidated balance sheets)

(Thousands of yen)

FY2003 (As of December 31, 2003)			FY2002 (As of December 31, 2002)
*1 Number of shares authorized 250,000,000 shares Number of shares issued 132,620,100 shares			*1 Number of shares authorized 250,000,000 shares Number of shares issued 132,503,417 shares

*2 Accumulated depreciation of property and equipment 509,756			*2 Accumulated depreciation of property and equipment 456,156

*3 Notes to intercompany balances which are not disclosed separately are as follows.			*3 Notes to intercompany balances which are not disclosed separately are as follows.

(1) Receivables			(3) Receivables
Accounts receivables, trade	2,489,060		Accounts receivables, trade	2,286,897
Other receivables	84,782		Other receivables	117,003
Other current assets	7,298		Other current assets	6,858

Total	2,581,142		Total	2,410,758

(2) Payables			(4) Payables
Accounts payables, trade	73,244		Accounts payables, trade	13
Other payables	1,427,091		Other payables	1,407,439

Total	1,500,335		Total	1,407,453

*4 Treasury bonds			*4 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

		(Thousands of yen)			(Thousands of yen)

	Current liability	Non-current liability		Current liability	Non-current liability
Bonds	12,500,000	4,000,000	Bonds	5,000,000	16,500,000
Treasury bonds	(6,000,000)	(4,000,000)	Treasury bonds	—	(10,000,000)

	6,500,000	—		5,000,000	6,500,000

*5 Number of treasury stocks 1,958,647 shares			*5 Number of treasury stocks 820,442 shares

*6 The amount of increase of net assets based on Section 124-3 of the enforcement regulation of the Commercial Code. 86,686 thousands of yen			*6

*7 Description of increases in the number of shares issued			*7 Description of increases in the number of shares issued

Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock	Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock
Exercise of stock warrant detached from bonds and subscription warrant	116,683	—	139,134	Exercise of stock warrant detached from bonds	451,133	—	423,381

(Non-consolidated income statement)

(Thousands of yen)

FY2003 (From January 1, 2003 To December 31, 2003)		FY2002 (From January 1, 2002 To December 31, 2002)
*1 Intercompany sales included in net sales	11,062,193	*1 Intercompany sales included in net sales	9,450,451

*2 Major components of selling, general and administrative expenses are as follows.		*2 Major components of selling, general and administrative expenses are as follows.

Sales promotion cost	3,570,591	Sales promotion cost	3,984,830
Advertising	259,857	Advertising	402,918
Salaries and bonuses	2,287,282	Salaries and bonuses	1,983,100
Retirement benefit cost	212,641	Retirement benefit cost	136,443
Depreciation expense	139,807	Depreciation expense	141,620
Outside service fee	1,973,491	Outside service fee	1,374,463
Research and development costs	1,672,443	Research and development costs	1,676,728
Software maintenance fee	2,193,623	Software maintenance fee	1,806,002
Intercompany charge	1,296,489	Intercompany charge	1,514,089

*3 Major components of non-operating income		*3 Major components of non-operating income

Investment income	186,033	Investment income	76,295
Interest income	25,992	Interest income	95,653
Foreign exchange gain	203,733	Foreign exchange gain	110,912
Gain from reverse of allowance for bad debt	15,978	Gain from reverse of allowance for bad debt	28,661

*4 Major components of non-operating expenses		*4 Major components of non-operating expenses

Bonds interest expense	160,773	Bonds interest expense	264,784
Evaluation loss on investments in securities	7,359	Bonds issued cost	11,736
Loss on sales of investments in securities	65,259	Evaluation loss on investments in securities	379,878
Evaluation loss on investments in capital fund	26,728	Loss on sales of investments in securities	14,169
		Evaluation loss on investments in capital fund	171,009

*5 Major components of unusual gain		*5 Major components of unusual gain

Gain from reverse of unexecuted warrant	640,000	Gain from reverse of unexecuted warrant	446,215

*6 Major components of unusual loss		*6 Major components of unusual loss

Loss on disposal of fixed assets	141,623	Loss on disposal of fixed assets	9,358
Evaluation loss on investment in subsidiaries and affiliates	5,849	Evaluation loss on investment in subsidiaries and affiliates	76,326
		Loss on repurchased treasury bond	8,800

*7 Depreciation and amortization expense		*7 Depreciation and amortization expense

Property and equipment Intangibles	163,535 1,246,661	Property and equipment Intangibles	182,733 946,530

(Lease Transactions)

None

(Marketable Securities)

FY2003 (as of December 31, 2003)

None of investments in subsidiaries and affiliates have fair value.

FY2002 (as of December 31, 2002)

None of investments in subsidiaries and affiliates have fair value.

1.	Per Share Data

	FY2003 (From January 1, 2003 To December 31, 2003)	FY2002 (From January 1, 2002 To December 31 2002)
Net asset per share	238.19	192.58

Net income per share – Basic	58.38	43.99

Net income per share – Diluted	58.25	43.87

	Effective from the current fiscal year, the Company adopted Financial Accounting Standards No.2: “Accounting Standards for Earnings per Share” and Financial Accounting Standards Implementation Guidance No.4: “Implementation Guidance for Accounting Standards for Earnings per Share”. Adoption of this standard had no impact on the Per Share Data for the previous fiscal year.

*Basis	of calculation for net income per share and diluted net income per share as follows.

	FY2003 (From January 1, 2003 To December 31, 2003)	FY2002 (From January 1, 2002 To December 31 2002)
Net income per share
Net income	7,702,894	—
(Thousands of Yen)
Earnings not allocated to common stock	—	—
(Thousands of Yen)
Net income for common stock	7,702,894	—

Numbers of weighted average shares outstanding	131,940,179	—

Net income per share—Diluted
Increased common stock	294,949	—
Details of shares not included in the computation of Diluted earning per share (Since it did not have dilutive effect)

873,127 stocks which were based on stock warrant regulated by pre-rivesed commercial law 280-19 were issued on March 19, 2001.

256,076 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on June 4, 2001.

2,264,864 stocks, which were based on stock warrant regulated by pre-revised commercial law 280-19, were issued on November 19, 2001.

1,158,840 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on April 18,2002.

713,500 stocks which were based on stock subscription right and approved at shareholder’s meeting on March 27 2001 and regulated by pre-revised commercial law 280-19 and Industrial Revitalization Special Measures Law No.9 were issued on May 16, 2001.

1,933,000 stocks, which were based on stock acquisition rights and approved at shareholder’s meeting on September 12, 2002 and regulated by commercial law 280-20 and 280-21, were issued on February 12, 2003.

		—

(Accounting for deferred tax)

		(Thousands of yen)

FY 2003 From January 1, 2003 to December 31, 2003		FY 2002 From January 1, 2002 to December 31, 2002
1. Major items causing deferred tax assets and liabilities		1. Major items causing deferred tax assets and liabilities

(Deferred tax assets)		(1) Current assets
(1) Current assets		(Deferred tax assets)
Deferred Revenue	3,330,801	Deferred Revenue	2,529,293
Accrued enterprise taxes	357,845	Accrued enterprise taxes	326,881
Allowance for sales return	216,520	Allowance for sales return	208,759
Uncertainty accrued expenses	122,798	Uncertainty accrued expenses	110,185
Other	176,160	Valuated difference on other securities	47,082
Valuation allowance	(38,465)	Other	153,534

Offset with deferred tax liability (Current)	(32,854)	Sub Total	3,375,736

Total	4,132,806	Valuation allowance	(38,465)

		Total	3,337,271
(2) Non-current assets
Deferred revenue	569,495	(2) Non-current assets
Intangibles	509,085	(Deferred tax assets)
Loss on evaluation for investments in securities	142,308	Deferred revenue	371,056
Pension and severance costs	173,947	Intangibles	341,371
Evaluation loss on investment in capital fund	111,243	Loss on evaluation for investments in securities	161,559
Other	18,354	Pension and severance costs	117,418
Offset with deferred tax liability (Non-current)	(30,471)	Evaluation loss on investment in capital fund	115,761

Total	1,493,962	Other	27,791

		Total	1,134,958

Deferred tax assets total	5,626,769
(Deferred tax liability)
(1) Current assets
Valuated difference on other securities	(32,854)
Offset with deferred tax assets (Current)	32,854

Total	—
(2) Non-current assets
Valuated difference on other securities	(30,471)
Offset with deferred tax assets (Non-current)	30,471

Total	—
Deferred tax liability total	—
Total : Net deferred tax assets	5,626,769

2.      Major items causing differences between statutory rate and effective rate after tax effect accounting.

         Due to variance by less than five hundredth between statutory rate and effective rate after tax effect accounting, footnote is omitted.

2.      Major items causing differences between statutory rate and effective rate after tax effect accounting.

         Due to variance by less than five hundredth between statutory rate and effective rate after tax effect accounting, footnote is omitted

(Significant subsequent events)

None

(Change of Directors)

None